Exhibit (e)(4)
EXECUTIVE EMPLOYMENT AGREEMENT
This Agreement made effective the 1st of March, 2006
BETWEEN:
MERIDIAN GOLD COMPANY
(hereinafter referred to as the “Company”)
OF THE FIRST PART
EDGAR A. SMITH
(hereinafter referred to as the “Executive”)
OF THE SECOND PART
(hereinafter collectively referred to as the “Parties”)
     WHEREAS the Company wishes to retain the services of the Executive and the Executive wishes to be retained by the Company on the terms and conditions specified herein;
     AND WHEREAS the Executive has worked for the Company and its predecessor since 1998;
     AND WHEREAS the Company and the Executive desire to enter into a written agreement which contains the agreed-upon terms and conditions of employment;

     NOW THEREFORE in consideration of the sum of U.S. $10.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of them, the Parties hereto hereby agree as follows:
1. Employment and Term
     1.1 The Company hereby agrees to employ the Executive in the position of Vice President Operations and the Executive hereby accepts such employment.
     1.2 The Executive shall serve the Company in the capacity of Vice President, Operations to perform such duties and exercise such powers as may be reasonably required of him or be vested in him by the Board of Directors of the Company. During his employment hereunder, the Executive shall devote his full time and attention and exert his best efforts, knowledge, skill and energy to his employment hereunder and will not, without the prior written consent of the Board of Directors, assume other employment or engage in any other business.
     1.3 The term of the Executive’s employment under this Agreement shall be three (3) years commencing on March 1, 2006 (the “Commencement Date”), and at the end of each day of his employment, the term shall automatically be extended for an additional day so that on each day of his employment the term of the Executive’s employment shall be three (3) years from such day unless (i) terminated by the Executive or the Company by giving written notice to the other no later than six (6) months prior to an anniversary of the Commencement Date (“Anniversary Date”), in which case the Executive’s employment shall be terminated on the Anniversary Date immediately following such notice, commencing on the Commencement Date, or (ii) otherwise terminated pursuant to paragraph 7.

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2. Compensation
     2.1 Base Salary. During the first year of his employment under this Agreement, the Executive shall receive an annual base salary of U.S. $181,775.00 (less required statutory and other deductions authorized by the Executive), which base salary shall be paid in accordance with the Company’s normal payroll practices. The Executive’s base salary shall be reviewed by the Compensation Committee of the Board of Directors on an annual basis thereafter. Any adjustment to the Executive’s base salary shall be determined in the sole discretion of the Board of Directors of the Company (“Board of Directors”) based on the recommendations of the Compensation Committee.
     2.2 Bonus Plan. The Executive shall be eligible to participate in the Company’s Bonus Plan in accordance with its terms.
     2.3 Share Incentive Plan. The Executive shall be entitled to participate in the Company’s Share Incentive Plan in accordance with its terms.
3. Benefits and Vacation
     3.1 While employed by the Company, the Company shall make available to the Executive the benefits under the Company’s employee benefits program which, in its sole discretion, it makes available to other employees of the Company from time to time. These benefits include, without limitation, medical and dental insurance, life insurance and participation in the Company’s Salaried Employee’s Retirement Plan (the “Pension Plan”) and Salaried Employees’ Equivalent Retirement Plan (collectively the “Retirement Plans”).
     3.2 As an employee whose age plus years of service at the effective date of any Involuntary Termination will equal or exceed sixty-five (65), the Executive will be entitled to have his early retirement benefit under the Retirement Plans computed in accordance with attached Schedule “A”.

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     3.3 While employed by the Company:
          (a) the Executive shall be entitled to four (4) weeks of vacation per year, to be scheduled at the mutual convenience of the parties; and
          (b) the Executive shall be entitled to the regular holidays schedule recognized by the Company location at which he works.
4. Other Executive Benefits
     4.1 The Company will provide the Executive with a monthly automobile allowance subject to such conditions as the Company may establish from time to time.
     4.2 While employed by the Company, the Company will provide the Executive with Long Term Disability coverage.
     4.3 While employed by the Company, the Company will provide the Executive with a Nonqualified Deferred Compensation Plan.
     4.4 While employed by the Company, the Company will provide the Executive with a Supplemental Employees Retirement Plan (SERP).
5. Reimbursement of Expenses
The Executive shall be reimbursed for all expenses incurred by him in compliance with Company policies, as may be modified from time to time. In addition, through Annual Executive Benefit Reimbursements, the Executive can reimburse in a calendar year up to a maximum limit set annually which shall not to be less than $11,000 (US) for expenses incurred for personal membership

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dues (i.e. health club membership dues), life insurance premiums, and/or annual tax return preparation.
6. Officer of the Company
     So long as the Board of Directors, in its sole discretion, shall desire, the Executive shall serve as an officer of the Company and any subsidiary or affiliate, without any additional remuneration to the Executive.
7. Termination
     7.1 (a) If the Executive’s employment with the company is terminated (i) by reason of the Executive’s death or (ii) by reason of the Executive becoming Permanently Disabled as described in subparagraph 7.3, then except as otherwise provided in subparagraphs 3.1, 3.2, 7.1, 7.3, 7.4 and 7.5, all obligations of the Company hereunder shall terminate.
          (b) If the Executive’s employment with the Company is terminated due to any of the reasons set out in subparagraph 7.1(a) above, any portion of his fixed salary pursuant to subparagraph 2.1 and any other amounts which have been earned but are unpaid as of the date of termination of employment shall be paid to the Executive, or in the event of his death, to his designated beneficiary, or if none, to his then living spouse, or if none, to the duly appointed personal representative of his estate.
          (c) if the Executive’s employment with the Company is terminated by reason of the Executive’s Permanent Disability as described in subparagraph 7.3, the Company shall pay in addition to the amounts and to the person set out in subparagraph 7.1(b) above the Current Year’s Bonus Plan Amount prorated in proportion to the number of months in the year before the date of termination of employment.

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          (d) If the Executive’s employment with the Company is terminated by reason of the Executive’s death, the Company shall pay in addition to the amounts and to the person set out in subparagraph 7.1(b) above the following:
               (i) Severance Pay. The Company shall, not later than fourteen (14) days after the Termination Date, pay over the course of sixty (60) months to the Executive’s designated beneficiary, or if none, to his then living spouse, or if none, to the duly appointed personal representative of his estate, an amount totaling to the Executive’s Regular Monthly Compensation multiplied by eighteen (18).
               (ii) Regular Employee Benefits. The Company shall continue to make the contributions necessary to maintain comparable coverages pursuant to the Regular Employee Benefits for the Executive’s then living spouse and any dependent children until the earlier of (i) the month after the Executive’s then living spouse obtains comparable replacement benefits through employment or remarriage, or (ii) the month after the Executive’s then living spouse becomes Medicare eligible.
               (iii) Bonus Plan and Share Incentive Plan. The Company will pay to the designated beneficiary, or if none, to his then living spouse, or if none, to the duly appointed personal representative of his estate, the Current Year’s Bonus Plan(s) Amount prorated in proportion to the number of months in the year before the Termination Date. In addition, this beneficiary shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.
               (iv) Post-Retirement Medical Care Payment. The Company shall, not later than thirty (30) days after the Termination Date, begin to make

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payment of the Post-Retirement Medical Care Payment to his then living spouse assuming that the Executive met the requirements for retirement or early retirement age upon death.
          (f) If the Executive’s employment with the Company is terminated due to Retirement from the company, any portion of his fixed salary pursuant to subparagraph 2.1 and any other amounts which have been earned but are unpaid as of the Termination Date shall be paid to the Executive as follows:
               (i) Bonus Plan and Share Incentive Plan. The Company will pay to the Executive the Current Year’s Bonus Plan(s) Amount prorated in proportion to the number of months in the year before the Retirement Date. In addition, the Executive shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.
               (ii) Post-Retirement Medical Care Payment. The Company shall, not later than thirty (30) after the Termination Date, begin payment of the Post-Retirement Medical Care Payment for eligible Executive.
          (g) If the Executive’s employment with the Company is terminated due to any of the reasons referred to in subparagraph 7.1 (a), the Executive shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.
     7.2 (a) If the Executive’s employment with the Company is terminated by reason of Involuntary Termination, the Executive shall be entitled to payments and benefits as follows:
               (i) Severance Pay. The Company shall, not later than fourteen (14) days after the Termination Date, pay to the Executive a lump sum amount equal to the Executive’s Regular Monthly Compensation multiplied by

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eighteen (18).
               (ii) Regular Employee Benefits. The Company shall, at the election of the Executive made within ten days (10) after the Termination date, either:
                    (A) not later than fourteen (14) days after the Termination Date pay to the Executive a lump sum amount equal to the aggregate cost to the Company (without discount or present valuation) of the Regular Employee Benefits for the Termination Period; or
                    (B) continue to make the contributions necessary to maintain the Executive’s comparable coverage pursuant to the Regular Employee Benefits until the earlier of (i) the month after the Executive obtains comparable replacement benefits at any alternative employment, or (ii) the month after the Executive becomes eligible for Medicare under federal law as it may be amended from time to time.
               (iii) Bonus Plan and Share Incentive Plan. The Company will pay to the Executive the Current Year’s Bonus Plan(s) Amount prorated in proportion to the number of months in the year before the Termination Date. In addition, the Executive shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.
               (iv) Outplacement Assistance. An allowance for professional executive outplacement services equal to 15% of the Executive’s annual base salary (less applicable ordinary income taxes) will be paid to the Executive by the Company.
               (v) Automobile Allowance. The Company shall, not later than fourteen (14) days after the Termination Date, pay to the Executive a lump

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sum amount equal to the Executive’s Regular Monthly Auto Allowance multiplied by eighteen (18). Payment is grossed-up for ordinary income taxes.
               (vi) Post-Retirement Medical Care Payment. The Company shall; not later than thirty (30) days after the Termination Date, begin to make payment of the Post-Retirement Medical Care Payment for eligible Executive.
               (vii) Annual Executive Benefit Reimbursement. The Company shall, at the election of the Executive made within ten days after the Termination date, either:
                    (A) not later than fourteen (14) days after the Termination Date pay to the Executive a lump sum amount equal to one and one-half (1.5) times the maximum allowable Annual Executive Benefit Reimbursement amount; or
                    (B) continue to reimburse the Annual Executive Benefit Reimbursements up to the maximum allowable for the entire Termination Period.
          (b) If the Executive’s employment with the Company is terminated by reason of Involuntary Termination within two years following a Change of Control, the Executive shall be entitled to payment (within fourteen (14) days of the Termination Date) of any portion of his fixed salary pursuant to subparagraph 2.1 which is earned but unpaid as of the Termination Date and to severance pay and benefits as follows:
               (i) Severance Pay. The Company shall, not later than fourteen (14) days after the Termination Date, pay to the Executive an amount equal to the Executive’s Regular Monthly Compensation multiplied by twenty-four (24) and any other amounts which have been earned but are unpaid at the

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Termination Date. The Company shall:
                    (A) provide reimbursement for payment of reasonable fees of a financial advisor or consultant for a period of six (6) months following the Termination Date; and
                    (B) allow for payment of severance to be either lump sum or over a period of up to twenty-four (24) months at the election of the individual.
               (ii) Regular Employee Benefits. The Company shall, at the election of the Executive made within ten (10) days after the Termination Date, either:
                    (A) not later than fourteen (14) days after the Termination Date pay to the Executive a lump sum amount equal to the aggregate cost to the Company (without discount or present valuation) of the Regular Employee Benefits for the Termination Period; or
                    (B) continue to make the contributions necessary to maintain the Executive’s comparable coverage pursuant to the Regular Employee Benefits until the earlier of (i) the month after the Executive obtains comparable replacement benefits at any alternative employment, or (ii) the month after the Executive becomes Medicare eligible.
          (iii) Bonus Plan and Share Incentive Plan. The Company will pay to the Executive the Current Year’s Bonus Plan(s) Amount prorated in proportion to the number of months in the year before the Termination Date. In addition, the Executive shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.

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               (iv) Outplacement Assistance. An allowance for professional executive outplacement services equal to 15% of the Executive’s annual base salary (less applicable ordinary income taxes) will be paid to the Executive by the Company.
               (v) Automobile Allowance. The Company shall, not later than fourteen (14) days after the Termination Date, pay to the Executive an amount equal to the Executive’s Regular Monthly Auto Allowance multiplied by twenty-four (24). Payment is grossed-up for ordinary income taxes.
               (vi) Post-Retirement Medical Care Payment. The Company shall, not later than thirty (30) days after the Termination Date, begin to make payment of the Post-Retirement Medical Care Payment for eligible Executive.
               (vii) Annual Executive Benefit Reimbursement. The Company shall, at the election of the Executive made within ten days after the Termination date, either:
                    (A) not later than fourteen (14) days after the Termination Date pay to the Executive a lump sum amount equal to two (2) times the maximum allowable Annual Executive Benefit Reimbursement amount; or
                    (B) continue to reimburse the Annual Executive Benefit Reimbursements up to the maximum allowable for the entire Termination Period.
     7.3 Permanent Disability. If, during the Executive’s employment with the Company the Executive becomes Permanently Disabled, the Company shall have the right, on not less than sixty (60) days’ written notice to the Executive, to terminate the Executive’s employment. In the event that the Executive’s employment is terminated on account of Disability, the Executive shall continue

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to be eligible for long-term disability benefits in accordance with the provision of the long-term disability policy then in effect and the Retirement Plans benefits will be payable as described therein. Except for such long-term disability benefits and the Retirement Plans benefits, the Executive shall not be entitled to receive any further compensation or benefits pursuant to this Agreement or other than those accrued to the date of the Executive’s termination hereunder.
     7.4 Vacation Pay. Any unused and accrued vacation will be paid with the final check following any termination of employment with the Company.
     7.5 Taxes. The Executive and the Company understand that payments made under this Agreement could be subject to taxes. In the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this paragraph 7.5) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or by any amended of substituted provision of IRS Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. All determinations under this paragraph 7.5 shall be made by the auditors of the Company.
     7.6 If the Executive’s employment with the Company is terminated due to Executive’s Cause or Voluntary Termination, any portion of his fixed salary pursuant to subparagraph 2.1 and any other amounts which have been earned

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but are unpaid as of the date of termination of employment shall be paid to the Executive. Except as otherwise provided in subparagraphs 3.1, 3.2, and 7.4, all obligations of the Company hereunder shall terminate. Additionally, the Executive shall receive the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms.
     8. Covenant not to Compete.
     Executive acknowledges and understands that in connection with Executive’s employment by the Company, Executive has and/or will acquire extensive knowledge, information, and experience in matters pertaining to the business and operations of the Company, and has and/or will have made numerous acquaintances and business relationships with individuals who may be extremely important to the business and profitability of the Company. Executive further acknowledges that while the corporate offices of the Company may be located in Reno, Nevada, USA and Toronto, Ontario, Canada, the business of the Company is international in scope. Executive’s knowledge, background, experience, acquaintances, and relationships would be very valuable to any competitor or potential competitor of the Company. Executive could, therefore, cause or be in a position to cause, substantial and irreparable harm to the business and profitability of the Company if Executive were to directly or indirectly compete with the Company or become employed by or associated with a competitor of the Company. Therefore, in consideration of and in exchange for the payments, benefits, and other consideration mentioned in this Agreement, Executive freely and knowingly covenants and agrees that Executive will not engage, for the duration of the Termination Period, either directly or indirectly, in any manner (including by way of example, but without limitation, as a sole proprietor, partner, manager, member, officer, director, consultant, independent contractor, or employee) in any business which is competitive with any business conducted by the Company anywhere in the world, whether domestically in the USA or Canada, or internationally. Executive further specifically agrees that this covenant is fair and reasonable in duration and in its worldwide scope, given the

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international nature of the Company’s business operations.
     9. Non- Disclosure of Confidential Information and Trade Secrets.
     Executive agrees, except as may be compelled by applicable law or pursuant to a valid court order, to keep strictly confidential and not to directly or indirectly disclose by any means or methods whatsoever to any third person or business entity, all Confidential Information and/or trade secrets of the Company, except to the extent generally known to the public and in the public domain. For purposes of this Agreement, “Confidential Information” shall include, but is not limited to, any scientific or technical information, designs, processes, procedures, formulas, financial information or data, business records, notes, memoranda, ideas, methods, business plans or models, techniques, systems or information systems, patents or patent applications, devices, computer programs or software, writings, reports, research, customer or vendor lists or identities, and personnel information. Notwithstanding the above, nothing contained in this section shall be construed so as to prohibit Executive from disclosing Confidential Information to co-employees of the Company or to third parties during Executive’s employment with the Company on a need-to-know basis and to the extent such disclosure is clearly necessary for the performance of Executive’s duties on behalf of the Company.
10. Additional Remedies
     The Executive recognizes that irreparable injury will result to the Company and to its business and properties in the event of any breach by the Executive of any of the provisions of paragraphs 8 and 9 of this Agreement, or either of them, and that the Executive’s continued employment is predicated on the commitments undertaken by him pursuant to said paragraphs. In the event of any breach of any of the Executive’s commitments pursuant to paragraphs 8 and 9 or either of them, the Company shall be entitled, in addition to any other remedies and damages available, to injunctive relief with only a nominal bond to

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restrain the violation of such commitments by the Executive or by any person or persons acting for or with the Executive in any capacity whatsoever.
11. Non-Assignment
     This Agreement is personal to the Executive and shall not be assigned by him. The Executive shall not hypothecate, delegate, encumber, alienate, transfer or otherwise dispose of his rights and duties hereunder. The Company may assign this Agreement without the Executive’s consent to any other entity who, in connection with such assignment, acquires all or substantially all of the Company’s assets or into or with which the Company is merged or consolidated.
12. Waiver
     The waiver by the Company of a breach by the Executive of any provision of this Agreement shall not be construed as a waiver of any subsequent breach by the Executive.
13. Arbitration, Interpretation, etc.
     13.1 Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, except a claimed violation of paragraphs 8 and 9, or either of them, shall be settled by arbitration in accordance with the Uniform Arbitration Act of 2002 contained in Chapter 38 of the Nevada Revised Statues and the Employment Dispute Resolution Rules of the American Arbitration Association as amended in Reno, Nevada, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. All statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding pursuant to this paragraph. All reasonable legal costs of the Executive relative to the arbitration proceedings shall be paid by the Company on a current, ongoing basis.

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     13.2 Severability If any clause, phrase, provision or portion of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable under any applicable law, such event shall not affect or render invalid or unenforceable the remainder of this Agreement, which shall be construed as if such invalid or unenforceable provision were omitted.
     13.3 Captions The division of this Agreement into paragraphs and subparagraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular paragraph, subparagraph or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to paragraphs, subparagraphs and clauses are to paragraphs, and subparagraphs and clauses of this Agreement.
     13.4 Number, Gender In this Agreement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.
     13.5 Withholding Requirements The Company shall withhold from any amounts payable under this Agreement such taxes and other amounts as may be required to be withheld pursuant to any applicable law or regulation.
     13.6 In consideration of the payments provided for in subparagraph 7.2, the Executive agrees to execute before a witness and deliver to the Company a release and agrees to be bound by its terms.

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     13.7 The Executive hereby acknowledges receipt of a copy of this Agreement duly signed by the Company.
     13.8 The Executive agrees that after any termination of his employment, he will tender his resignation from any position he may hold as an officer or director of the Company or any of its affiliated or associated companies.
14. Benefit
     The provisions of this Agreement shall inure to the benefit of the Company, its successors and assigns, and shall be binding upon the company its successors and assigns, and the Executive, his heirs, personal representatives and successors, including without limitation, the Executive’s estate and the executors, administrators, or trustees of such estate.
15. Governing Law; Venue
     This Agreement shall be construed, interpreted, and enforced in accordance with the laws of the State of Nevada. Any action to enforce or to construe this Agreement or any provision of this Agreement must be brought and maintained exclusively in the Second Judicial District Court of the State of Nevada, in and for Washoe County.
16. Notices
     All notices requests, demands and other communications in connection with this Agreement shall be made in writing and shall be deemed to have been given when personally delivered by hand, or seventy-two (72) hours after facsimile transmission and/or mailing at any general or branch United States or Canadian Post Office, by registered or certified mail, postage prepaid, addressed as follows, or to such other address as shall have been designated in writing by

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the addressee:
          (a) If to the Company:
9670 Gateway Drive, Suite 200
Reno, NV 89521
Facsimile: (775) 850-3733

Attention: Chairman of the Board
          (b) If to the Executive:
c/o Meridian Gold Inc.
9670 Gateway Drive,
Suite 200 Reno, NV 89521
Facsimile: (775) 850-3733
17. Entire Agreement
     The parties hereto agree that this Agreement contains the entire agreement and understanding of the parties and supersedes and replaces all oral or written contracts or representations, including but not limited to the Executive Incentive and Severance Plan between FMC Gold Company and the Executive as it appears on page A-18 of the Proxy Statement/Prospectus dated June 24, 1996 and the Agreement made July 31, 1996 between the Company and the Executive, and that this Agreement cannot be amended, modified or supplemented in any respect except by subsequent written agreement signed by both parties hereto.
18. Further Assurances
     The parties hereto shall do such things and sign such documents as may be necessary or desirable to give full force and effect to this Agreement.
19. Definitions
     For the purposes of this Agreement,

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     19.1 “Bonus Plan(s)” means the annual incentive plan or plans, which plan or plans are approved by the Board of Directors of the Company from time to time, and shall include any incentive plan or plans established both prior and subsequent to the date of this Agreement.
     19.2 “Cause” shall be deemed to exist if, and only if:
          (a) the Executive willfully refuses to perform the services to be performed by him hereunder;
          (b) the Executive materially breaches paragraph 8 or paragraph 9 of this Agreement;
          (c) the Executive engages in an act of dishonesty or fraud in connection with his services hereunder; or
          (d) the Executive engages in other serious misconduct of such a nature that the continued employment of the Executive may reasonably be expected to adversely affect the business or properties of the Company, provided that, if the Company determines that a reason constituting cause for termination under clauses (a), (b) or (d) has occurred, it shall give the Executive written notice thereof at least fourteen (14) days prior to the proposed date of termination of employment. If the Executive shall take the necessary steps to remedy the condition constituting Cause within ten (10) days after the receipt of such notice, then a reason for termination for Cause shall be deemed not to have occurred. If the Executive shall not remedy the condition constituting Cause within such time period to the reasonable satisfaction of the Company, then termination for Cause shall occur on the date set forth in the notice from the Company.
     19.3 “Change of Control” shall mean the completion of any of:

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          (a) a sale, transfer or other disposition of all or substantially all of the property or assets of the Company other than to an affiliate, within the meaning of Rule 405 of Regulation C adopted under the Securities Act of 1933 (Federal);
          (b) a merger or consolidation of the Company other than with an affiliate;
          (c) any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person, or a group of persons or persons acting jointly or in concert, or persons associated or affiliated with any such person or group within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (Federal) are in a position to exercise effective control of the Company, provided that for the purposes of this Agreement a person or group of persons holding shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than thirty percent (30%) of the votes attaching to all shares in the capital of the Company which may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company, and further provided that at the time of such acquisition, no other person or group of persons shall hold securities entitled to more than thirty percent (30%) of such votes; or
          (d) Incumbent Directors no longer constituting at least a majority of the Board at or prior to the conclusion of the first twelve (12) months from the date that the Change of Control took place.
     19.4 “Current Year’s Bonus Plan(s) Amount” means the amount that would otherwise be payable to the Executive under the Bonus Plan(s) in the year in which the Termination Date occurs had the Executive remained employed to

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the end of the Termination Period determined on the basis that the Executive had earned his target bonus for that year.
     19.5 “Effective Date” means the date upon which this Agreement takes effect.
     19.6 “Good Reason” means:
          (a) a material reduction by the Company of the Executive’s base salary as set out in paragraph 2.1;
          (b) the failure by the Company to continue in effect any Plan in which the Employee participates, unless such Plan (i) is replaced by a successor Plan providing to Executive substantially similar compensation and benefits (which replacement Plan shall continue to be subject to this provision), or (ii) terminates as a result of the normal expiration of such Plan in accordance with its terms; or the taking of any other action, or the failure to act, by the Company which would materially adversely affect the Executive’s continued participation in any of such Plans without the consent of the Executive, including by materially reducing the Executive’s benefits in the future under any of such plans;
          (c) effecting a material diminution in the position or duties and responsibilities of the Executive;
          (d) the Company requiring the Executive to be based anywhere more than 45 miles from the location of the Executive’s office immediately prior to the date hereof;
          (e) incumbent Company Directors at the initiation of a process resulting in a “Change of Control” no longer constituting at least a majority of the Board at or prior to the conclusion of twelve (12) months from any effective date

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of such “Change of Control”; or
          (f) the Company, as presently constituted, no longer exists as an independent business entity; provided, however, that the events set out above in this subparagraph 19.6 shall be considered to be Good Reason only if the Executive, either before or within thirty (30) days following notification by the Company of the occurrence of any such event, notifies the Company that the event is not acceptable to the Executive and the Company does not, within fourteen (14) days after such notice, rescind or rectify, to the reasonable satisfaction of the Executive, the event that was not acceptable to the Executive. Failure to object to an event set out above shall not, however, preclude the Executive from reliance on such event if the Executive objects to a subsequent event or events in accordance with this subparagraph 19.6.
     19.7 “Incumbent Directors” means those persons who are directors of the Company on the Effective Date and shall include any person who becomes a director of the Company thereafter and whose election, or nomination for election, by the Company’s shareholders was approved by a majority of the Incumbent Directors then on the Board of Directors.
     19.8 “Involuntary Termination” means:
          (a) termination of the Executive’s employment by the Company, except for Cause or pursuant to subparagraph 7.3;
          (b) termination of the Executive’s employment by the Executive for Good Reason; or
          (c) termination of the Executive’s employment pursuant to a notice given by the Company under subparagraph 1.3;

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     19.9 “Permanently Disabled” means that the Executive, by reason of illness, disease, mental or physical disability or similar cause as determined by a qualified medical practitioner mutually agreed to by the Executive and the Company (“Disability”), is permanently disabled so as to be unable to fulfill the Executive’s duties, responsibilities and obligations hereunder and such Disability shall continue for any consecutive three hundred sixty-five (365) day period or for any period of three hundred sixty-five (365) days (whether or not consecutive) in any consecutive twenty-four (24) month period.
     19.10 “Regular Employee Benefits” means those medical, dental and vision benefits which the Company provides to the Executive.
     19.11 “Regular Monthly Compensation” shall mean one-twelfth (1/12) of the sum of:
          (a) annual salary as at Termination Date, plus
          (b) the average of the awards of cash compensation (or if such awards were not made in cash, the cash equivalent thereof) paid or payable to the Executive under any Bonus Plan(s) in respect of the two calendar years completed immediately prior to his termination from employment, provided that if during one (1) of the two (2) calendar years the Executive was employed for less than the entire year, the award for that year shall be annualized for the purposes of calculating such average.
     19.12 “Share Incentive Plan” means the share incentive plan or plans, which plan or plans are approved by the Board of Directors of the Company from time to time and shall include any other share incentive plans established both prior and subsequent to the date of this Agreement.
     19.13 “Termination Date” shall mean:

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          (a) in the case of an Involuntary Termination as defined in subparagraphs 19.8(a) and 19.8(c), the effective date of termination of the Executive’s employment; and
          (b) in the case of an Involuntary Termination as defined in subparagraph 19.8(b), the date notice is given by the Executive to the Company of the termination of the Executive’s employment by the Executive for Good Reason.
     19.14 “Termination Period” shall mean (i) for the purposes of paragraph 7.2(a) in the case of Involuntary Termination, the period starting with the month in which the Executive’s termination occurs and ending on the last day of the twenty-fourth (24th) month thereafter, or (ii) for the purposes of paragraph 7.2(b) in the case of Involuntary Termination within two years following a Change of Control, the period starting with the month in which the Executive’s termination occurs and ending on the last day of the thirty-sixth (36th) month thereafter,
     19.15 “Voluntary Termination” means the resignation from employment by the Executive except for “Good Reason”.
     19.16 “Regular Monthly Auto Allowance” shall mean a monthly allowance (grossed up by the company to cover ordinary income taxes) of an amount determined annually and which the Executive receives for the purposes of vehicle maintenance. The minimum Regular Monthly Auto Allowance shall be $1,000 US (not including the gross up amount).
     19.17 “Post-Retirement Medical Care Payment” shall mean a payment for eligible Executives and under those situations as outlined by this Employment Contract per the Post Retirement Medical Care Plan.

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     19.20 “Retirement Date” shall mean the effective date of termination of the Executive’s employment for reason of early or normal retirement.
     19.21 “Good Standing” shall mean that the Executive has received a performance rating of “Good” or better during the last performance review cycle.
     19.22 “Annual Executive Benefit Reimbursement” shall mean that the Executive can submit expenses incurred for personal memberships (i.e. health club membership dues), life insurance, and/or annual tax return preparation) up to a maximum limit set annually which shall not to be less than $11,000 (US).
     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
In the presence of	)
)
)
/s/ [ILLEGIBLE]	)	/s/ EDGAR A. SMITH

Witness		EDGAR A. SMITH

MERIDIAN GOLD COMPANY

		By:	/s/ [ILLEGIBLE]

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SCHEDULE A
Early Retirement Reduction Factor
Early Retirement Reduction Factor: The Participant’s Early Retirement Benefit computed shall be reduced by one third of one percent (.33%) for each month in excess of 36 by which the commencement of the Participant’s Early Retirement Benefit precedes the Participant’s Normal Retirement Date.

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Beneficiary Designation Form
Executive Contract
I, Edgar A Smith, acknowledge that my employment is currently governed by an Executive Contract with Meridian Gold Company and that pursuant to the Contract I am required to designate the beneficiary(ies) who will be entitled to receive any interest through the Contract which may be payable at the time of my death or an account of my death.
I understand that this designation may be amended or revoked at any time and from time to time. I understand that this designation will remain in effect until my death, or until such time as it is amended or revoked if earlier. I further understand that my spouse has certain rights granted under the Retirement Equity Act to my benefits under the Plan. I understand that my spouse’s consent is, therefore, required if I designate anyone other than my spouse as my primary beneficiary.
Primary Beneficiary(ies)

Name	Address	Relationship

1
2
Contingent Beneficiary(ies)

Name	Address	Relationship

1
2
By signing this Designation, I am authorizing Meridian Gold Company to pay any benefits payable upon my death in accordance with its terms of my Executive Contract.

/s/ Edgar A. Smith	Edgar A. Smith	3.01.06
Executive’s Signature	Printed Name	Date